SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FISCAL COUNCIL 586th Meeting	12.08.2025

FISCAL COUNCIL OPINION

The Fiscal Council of AXIA Energia ("Company"), in the exercise of the powers granted to it under the Article 166, paragraph 2, of the Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporate Law"), examined the proposal of the Company’s Management to increase the Company’s capital stock, within the limit of the authorized capital, pursuant to the caput of Article 5 of the Bylaws, through the capitalization of a portion of the balances recorded in the Company’s Profit Reserves accounts, in the amount of R$30,000,000,024.48 (thirty billion, twenty-four reais and forty-eight centavos) ("Capitalization"), with the consequent issuance and delivery to the Company's shareholders of 606,796,117 (six hundred and six million, seven hundred and ninety-six thousand, one hundred and seventeen) preferred shares, designated as class ‘C’, registered, book-entry and without par value, convertible into common shares and redeemable ("PNC"), as a bonus issue, pursuant to article 169 of the Brazilian Corporate Law ("Bonus Issue"). It was hereby stated that the effectiveness of the Capitalization and Bonus Issue is subject to the full approval of the matters included in the Agenda of the Extraordinary General Meeting to be held on December 19, 2025 ("EGM").

Based on the documents made available and the clarifications provided, the Fiscal Council states that it is not aware of any information or event that would prevent the proposed Capitalization and Bonus Issue, formulated by the Executive Board and approved by the Board of Directors, from being submitted to the EMG called for this purpose. Accordingly, the Fiscal Council, by unanimous vote of the members present, expresses a favorable opinion on the Company’s proposed Capitalization, as formulated by the Executive Board and already approved by the Board of Directors, the effectiveness of which is subject to the full approval of the matters included in the agenda of the EGM.

Rio de Janeiro, December 8, 2025.

GISOMAR F. DE BITTENCOURT MARINHO	CARLOS EDUARDO TEIXEIRA TAVEIROS
Chairman of the Fiscal Council	Fiscal Council member

CRISTINA FONTES DOHERTY	DENILVO MORAIS
Fiscal Council member	Fiscal Council member
JOSÉ RAIMUNDO DOS SANTOS

Fiscal Council member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.